File No. 70-8839

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
              Post Effective Amendment No. 1 to the
                           Form U-1/A
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


           Edwin Lupberger               William J. Regan, Jr.
           Chairman   of   the   Board,  Vice   President    and
           President                     Treasurer
           and Chief Executive Officer   Entergy Corporation
           Entergy Corporation           639 Loyola Avenue
           639 Loyola Avenue             New Orleans, LA 70113
           New Orleans, LA  70113


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


                       Laurence M. Hamric, Esq.
                           Ann G. Roy, Esq.
                        Entergy Services, Inc.
                          639 Loyola Avenue
                        New Orleans, LA 70113

Item I.   Description of the Proposed Transactions

      Section 1.12 is deleted in its entirety and restated as follows:

      The Company was previously authorized in this proceeding (HCAR No. 26528, June 6, 1996) to enter into the above described transactions. The Company now proposes to issue and sell, pursuant to the Plan, an additional 20,000,000 shares of its authorized but unissued common stock, par value $0.01 per share. All other provisions of the Plan will remain the same.

      As of December 31, 1996, the Company had sold 4,438,931
      shares of common stock at an average price of $26.60 pursuant to the Plan.

      Section 1.13 is added as follows:

      The Company states that the requirements of rule 53, with respect to exempt wholesale generators ("EWGs") as defined in section 32 of the Act, and foreign utility companies ("FUCOs") as defined in section 33 of the Act, and rule 54 are and, assuming consummation of the above described proposed transactions, will be satisfied. As a result, pursuant to rule 54, the Commission shall not consider the effect of the capitalization or earnings of EWG or FUCO subsidiaries on the registered holding company system in determining whether to approve the proposed transactions.

Item 2.   Fees, Commissions and Expenses

      Item 2 is supplemented by the following paragraph:

      All additional expenses related to the additional shares of common stock are not expected to deviate materially from those fees and expenses customarily incurred in connection with similar plans. The Company will disclose such additional fees and expenses in a certificate filed pursuant to Rule 24 under the Act.

Item 5.   Procedure

      Item 5, is deleted in its entirety and restated as follows:

      The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by January 31, 1997, or as soon thereafter as practicable.

      The Company further requests that the Commission's order permitting the Application-Declaration to become effective issue by February 28, 1997 with respect to the transactions described herein, so that the Company will be in a position to issue the additional shares to Participants commencing as soon thereafter as practicable.

      The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decisions and/or order in this matter.

Item 6Exhibits and Financial Statements

      Item 6 is amended to include the following:


       **C-2       Registration Statement No. 333-
                   relating to the Entergy Corporation Dividend
                   Reinvestment and Stock Purchase Plan and the additional shares of common stock

       **F-2       Opinion of Laurence M. Hamric, Esq. General
                   Attorney, Corporate & Securities, Entergy
                   Services, Inc.

         H-2       Suggested form of Supplemental Notice of
                   Proposed Transaction in the Federal Register



**    To be filed by amendment


                            SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                 ENTERGY CORPORATION


                            By:      /s/William J. Regan, Jr.
                                      William J. Regan, Jr.
                                   Vice President and Treasurer



Dated:  January 27, 1997